UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated November 12, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: November 12, 2009

BluePhoenix Expands Product Portfolio to Knowledge Management Modernization

Signs an agreement to acquire software products and services for knowledge management

HERZLIYA, Israel – (BUSINESS WIRE) – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it signed a purchase agreement to acquire certain assets of DSKnowledge Ltd, a knowledge management software company and affiliates (the “Business”).

DSKnowledge is a leading provider of Knowledge Management (KM) software for enterprises. The company modernizes and transforms legacy data, information and content elements in enterprises into one knowledge management repository. The company offers proven solutions for enterprises such as financial institutions, logistics companies, the public sector, telecom operators, cable and satellite television broadcasters, healthcare, hi-tech organizations and more. By improving the management and delivery of knowledge, improving customer service, enhancing marketing efforts and reducing operating costs, DSKnowledge has become an invaluable solution that is used by enterprises with thousands of users. The product enables an enterprise to dramatically improve the efficiency and effectiveness of employees with a rapid deployment cycle. In addition, the product improves the end customers’ service level by a web enabled self service interface.

“The addition of Knowledge Management modernization products to our offering establishes BluePhoenix as an enterprise wide modernization company. We are excited to expand our portfolio of solutions as it enables us to modernize enterprises starting from infrastructure components such as platforms and databases and ending with the modernization of the knowledge base. In addition, this offering will enable us to offer solutions to the marketing, IT and customer service departments creating a unique value proposition,” said Yaron Tchwella, CEO, BluePhoenix Solutions. “Knowledge management modernization is growing at a fast pace. DSKnowledge is the de-facto leader in Israel with customers including El Al Airlines, Visa, Orange, Bezeq, Yes Cables, Hot cables and DHL among others. We believe that our global sales force will enable us to expand the reach outside of Israel to additional enterprises around the world.”

Under the terms of the agreement, BluePhoenix will acquire the Business for approximately $3.7 million of which BluePhoenix may, at its sole discretion, pay approximately $1.8 million in BluePhoenix shares and will assume liabilities of approximately $1.2 million. In addition, BluePhoenix may pay additional consideration based upon the future performance of the Business. The transaction is subject to the satisfaction of certain closing conditions and is anticipated to close toward the end of 2009.

“The acquisition meets our strategic goal to increase our Software license and recurring maintenance revenues stream. We are looking forward to expanding our modernization portfolio and to continue providing customers and partners with the most comprehensive set of solutions,” concluded Mr. Tchwella.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 14 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects,” “predicts,” “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure of the transaction to close as a result of failure to meet closing conditions; the failure of BluePhoenix to successfully integrate the acquired assets into BluePhoenix’s business as anticipated; the failure to achieve the anticipated synergies from the acquisition; the incurrence of unexpected liabilities relating to the acquisition; the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Contacts

BluePhoenix Solutions
Varda Sagiv, +972-9-9526110
vsagiv@bphx.com